EXHIBIT 99.1

News Release

For Immediate Release	Date: March 21, 2025
25-08-TR

Teck Reports 2024 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has released its 24th annual Sustainability Report, highlighting the company’s 2024 performance in key areas, including support for communities, Indigenous Peoples, health and safety, diversity and climate.

“This report details our environmental and social performance as we focus on responsibly delivering the critical minerals the world needs for economic growth and energy security,” said Jonathan Price, President and CEO.

Teck’s 2024 Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards for the period January 1–December 31, 2024. The report has also been prepared in accordance with the Sector Standard GRI 14: Mining and Metals Sector 2023 and is aligned with the Sustainability Accounting Standards Board (SASB) Standards.

Our report is in conformance with the member requirements of the International Council on Mining and Metals (ICMM), including the implementation of the ICMM Mining Principles, and any mandatory requirements and corporate-level aspects set out in the Position Statements and the Performance Expectations (PE). Disclosure related to our validation of the ICMM PE can be found here. Teck is also in conformance with the Mining Association of Canada’s Towards Sustainable Mining (MAC TSM) Protocols. Disclosure related to our self-assessments and verification on the TSM Protocols can be found on the MAC TSM website.

For the full report, please click here. Other reports, including the 2024 Annual Report are also available on our Disclosure Portal.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com